UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

City of Buenos Aires, August 28, 2020

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in order to comply with Section 73 of Argentine Law No. 26.831 and Section 2, Chapter I, Title XII of the CNV Rules (2013 revised version).

In this regard, we inform that the directors at the meeting of the Board of Directors of LOMA NEGRA C.I.A.S.A. (the “Company”) held today -after the Audit Committee’s favorable pronouncement regarding compliance with normal and customary market conditions- accepted the Offer made by Intercement Participações S.A. (the “Offer”) for the transfer of technical know-how relating to the designing and manufacturing of building materials, such as cement, clinker, and concrete, among others, for the purpose of optimizing the performance and the operations of the Company.

The terms and services of the Offer are similar to those contained in the agreement entered into by the Company and another company also belonging to the InterCement group in 2017 and in force until August 2020.

The royalty fee for the transfer of technical know-how represents 1% of the Company's net revenues in nominal values not adjusted for inflation pursuant to unconsolidated financial information of the Company for each year of validity of the Offer and will be paid on a quarterly basis.

The Offer shall remain in force for an initial period of three years and shall thereafter be renewed automatically for further successive one-year periods unless either party terminates the Offer by giving to the other party not less than three months’ prior notice.

The report of the Audit Committee is available to the shareholders and may be requested to investorrelations@lomanegra.com.

Sincerely,

______________________
Marcos Isabelino Gradin
Investor Relations Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 28, 2020	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer